Exhibit 3

338/04-jmd

For immediate release

SALE OF 5% INTEREST IN PORGERA JOINT VENTURE TO MRE WILL NOT PROCEED

(Johannesburg, South Africa. 26.04.04. Durban Roodepoort Deep Limited, JSE:DUR; NASDAQ:DROOY; ASX:DRD) On 4 February 2004 Durban Roodepoort Deep, Limited (DRD) announced that it had agreed to sell a 5% interest in the Porgera Joint Venture (PJV) in Papua New Guinea to Mineral Resources Enga Limited (MRE) for US$22.521 million under a conditional sale agreement.

MRE is a Papua New Guinean company owned by the Engan landowners in and around the Porgera area as well as the Engan Provincial Government. MRE is an existing participant in the PJV with a 5% interest.

DRD regrets to advise that despite two extensions to the relevant deadline, a number of the conditions precedent for the transaction have still not been fulfilled and it was DRD’s view that MRE would be unable to have funding available to complete the transaction on the agreed due date. The proposed sale of the 5% PJV interest to MRE will not proceed.

Commenting on the failure of the process, DRD Chief Executive Officer Mr Ian Murray said:

“Unfortunately after five months of work and negotiations with MRE and numerous other concessions made by DRD to progress the transaction, MRE again missed a critical deadline. In the circumstances, DRD cannot continue to dedicate significant management time and resources and continue to incur costs to a process which, it has become clear to us, will not complete.”

Queries:

South Africa	Australasia

Investor and Media Relations	Investor and Media Relations
Ilja Graulich, Durban Roodepoort Deep, Limited	Paul Downie, Porter Novelli
+27 11 381 7826 (office)	+61 893 861 233 (office)
+27 83 604 0820 (mobile)	+61 414 947 129 (mobile)

James Duncan, Russell & Associates

+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America	United Kingdom/Europe

Investor Relations	Investor and Media Relations

Susan Borinelli, Breakstone & Ruth International

Phil Dexter, St James’s Corporate

+1 646-536-7018 (office)	+44 20 7499 3916 (office)
+1 917-570-8421 (mobile)	+44 779 863 4398

Media Relations

Jessica Anderson, Breakstone & Ruth International

+1 646-536-7002 (office)
+1 347-423-5859 (mobile)

DRD is the world’s 10th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth.  The company has a track record of success in extending the lives of older mines safely and profitably.  For fiscal year 2003, DRD produced 870 000 ounces of gold, up from under 100 000 ounces a year in 1997, when current operations were amalgamated.

DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses.  Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drd.co.za or www.durbans.com

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resources” (which includes “measured”, “indicated”, and “inferred”) in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml

This announcement does not constitute an offer to sell or solicitation of an offer to purchase any of the DRD securities described herein, which offer or solicitation shall be made only pursuant to the offer contained in the Bidders Statement. The offer of DRD securities described herein will be made within the United States pursuant to applicable exemptions from the registration requirements of the United States securities laws. The DRD shares issued under this offer have not been registered under the US Securities Act and may not be offered or sold within the United States or to US persons unless they are registered under the US Securities Act or an exemption from the registration requirements under that Act is available.